SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                              (Amendment No. 1)(*)

                             4-D NEUROIMAGING, INC.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)

                                    09060N107
                                 (CUSIP Number)

                            Mr. Antonio Brufau Niubo
                    Caja de Ahorros y Pensiones de Barcelona
                            Avenida Diagonal, 621-629
                             08028 Barcelona, Spain

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 31, 2000
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09060N107                  13D

--------------------------------------------------------------------------------
1.        Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Caja de Ahorros y Pensiones de Barcelona
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group      (a)   |X|

                                                                (b)   |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds

          Not Applicable
--------------------------------------------------------------------------------
5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(d) or 2(e).                                       |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Spain
--------------------------------------------------------------------------------
                                 7.       Sole Voting Power

            Number of                     0
              Shares             -----------------------------------------------
           Beneficially          8.       Shared Voting Power
              Owned
               By                         10,000,000
              Each               -----------------------------------------------
            Reporting            9.       Sole Dispositive Power
             Person
              With                        0
                                 -----------------------------------------------
                                 10.      Shared Dispositive Power

                                          10,000,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          10,000,000
--------------------------------------------------------------------------------
12.       Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          11.8%
--------------------------------------------------------------------------------
14.       Type of Reporting Person

          BK
--------------------------------------------------------------------------------

CUSIP No.  09060N107                  13D

--------------------------------------------------------------------------------
1.        Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Caixa Holding, S.A.
          IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group      (a)   |X|

                                                                (b)   |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(d) or 2(e).                                       |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Spain
--------------------------------------------------------------------------------
                                 7.       Sole Voting Power

            Number of                     0
             Shares              -----------------------------------------------
           Beneficially          8.       Shared Voting Power
              Owned
               By                         10,000,000
              Each               -----------------------------------------------
            Reporting            9.       Sole Dispositive Power
             Person
              With                        0
                                 -----------------------------------------------
                                 10.      Shared Dispositive Power

                                          10,000,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          10,000,000
--------------------------------------------------------------------------------
12.       Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          11.8%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of 4-D Neuroimaging, Inc. a California corporation formerly named Biomagnetic Technologies, Inc. with its principal executive offices at 9727 Pacific Heights Boulevard, San Diego, California 92121-3719 (the "Issuer").

Item 2.  Identity and Background

         The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.       (a)      Caja de Ahorros y Pensiones de Barcelona ("La Caixa"), a
                  savings bank organized under the laws of Spain.

         (b)      Avenida Diagonal, 621-629, 08028 Barcelona, Spain.

         (c) The principal business of La Caixa is as a savings bank. In addition, La Caixa is a shareholder in Spanish and certain foreign service and utilities companies.

         (d) During the last five years, La Caixa has not been convicted in any criminal proceeding.

         (e) During the last five years, La Caixa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of La Caixa is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. All of the directors and executive officers of La Caixa are citizens of Spain. During the last five years, to the best of the knowledge of La Caixa, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       (a)      Caixa Holding, S.A., a corporation organized under the laws of
                  Spain.

         (b)      Avenida Diagonal, 621, 08028 Barcelona, Spain.

         (c) The principal business of Caixa Holding, S.A. is to hold investments made by the La Caixa Group for its own account.

         (d) Caixa Holding, S.A. was formed on December 12, 1980. Since its formation, Caixa Holding, S.A. has not been convicted in any criminal proceeding.

         (e) Since its formation, Caixa Holding, S.A. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Caixa Holding, S.A. is a wholly-owned subsidiary of La Caixa. Information regarding the directors and executive officers of Caixa Holding, S.A. is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. All of the directors and executive officers of Caixa Holding, S.A. are citizens of Spain. During the last five years, to the best of the knowledge of Caixa Holding, S.A., no person named on Schedule II has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         La Caixa has contributed to Caixa Holding, S.A. all the 10,000,000 shares of common stock that it owned (the "Shares"), receiving as a consideration newly issued shares of Caixa Holding, S.A. No funds were paid to La Caixa in return for the transfer of the Shares. La Caixa has transferred the Shares to Caixa Holding, S.A. in connection with La Caixa's reorganization of its holdings of certain investments.

Item 4.  Purpose of Transaction

         Not applicable.

Item 5.  Interest in Securities of the Issuer

         (a) La Caixa and Caixa Holding, S.A. are the joint beneficial owners of 10,000,000 shares of Common Stock (the "Shares"), representing approximately 11.8% of the outstanding Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed by the Issuer as outstanding as of May 10, 2000, as set out in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2000.

         (b) La Caixa and Caixa Holding, S.A. have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares.

         (c) Except as described herein, there have been no transactions by La Caixa in the Common Stock during the past 60 days.

         (d) No one other than La Caixa and Caixa Holding, S.A. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1   Offshore Stock Subscription Agreement, dated July 31, 1998.

         Exhibit 2   English language summary of July 31, 2000 share transfer.

All material to be filed as exhibits to this Schedule 13D are attached hereto.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 2000

                                       Caja de Ahorros y Pensiones de Barcelona


                                         By:
                                            ------------------------------------
                                            Name:  Antonio Brufau Niubo
                                            Title: Chief Executive Officer of
                                                   La Caixa Group

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 1, 2000

                                                 Caixa Holding, S.A.


                                                 By:
                                                     ------------------------
                                                     Name:  Antonio Brufau Niubo
                                                     Title: Executive Director

                                                                      Schedule I

Directors and Executive Officers of Caja Ahorros y Pensiones de Barcelona

1.       Board of Directors

Jose Vilarasau                               Francesc Bove
Engineer                                     Agricultural
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Josep-Joan Pinto                             Marta Corachan
Lawyer                                       Nurse
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Enric Alcantara-Garcia                       Lluis Elias
Lawyer                                       Lawyer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Ricardo Fornesa                              Ramon Fabrega
Lawyer                                       Office Administration
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Joan Antoli                                  Josep Ramon Forcada
Office Administration                        Lawyer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Maria Isabel Gabarro                         Mateu Puigros
Notary Public                                Teacher
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish

Manuel Garcia                                Maria Assumpcio Rafart
Office Administration                        Economist
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Maria del Carme Goma                         Manuel Raventos
Teacher                                      Engineer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Jordi Mercader                               Maria Pilar Riart
Engineer                                     Housewife
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Julio Miralles                               Joan Vilalta
Manager                                      Transport
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Miquel Noguer                                Salvador Gabarro
Office Administration                        Engineer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


2.   Executive Directors

Isidro Faine                                 Fernando Ramirez
President and Chief Executive Officer        Executive Vice President
   of "La Caixa"                             Avenida Diagonal, 621-629
Avenida Diagonal, 621-629                    08028 Barcelona, Spain
08028 Barcelona, Spain                       Spanish
Spanish


Antonio Brufau                               Julio Lage
President and Chief Executive Officer        Executive Vice President
  of "La Caixa" Group                        Avenida Diagonal, 621-629,
Avenida Diagonal, 621-629                    08028 Barcelona, Spain
08028 Barcelona, Spain                       Spanish
Spanish

Antonio Massanell                            Rosa Maria Cullell
Senior Executive Vice President              Senior Executive Vice President
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Tomas Muniesa
Executive Vice President
Avenida Diagonal, 621-629
08028 Barcelona, Spain
Spanish

                                                                     Schedule II

Directors and Executive Officers of Caixa Holding, S.A.

1.    Board of Directors

Jose Vilarasau                               Jose Juan Pinto
Engineer                                     Lawyer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Enrique Alcantara-Garcia                     Ramon Fabrega
Lawyer                                       Office Administration
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Maria Isabel Gabarro Miquel                  Jorge Mercader
Notary Public                                Engineer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Manuel Raventos                              Isidro Faine
Engineer                                     Economist
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish


Antonio Brufau                               Ricardo Fornesa
Economist                                    Lawyer
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish

2.    Executive Directors

Isidro Faine                                 Antonio Brufau
Economist                                    Economist
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish

Antonio Massanell                            Rosa Maria Cullell
Senior Executive Vice President              Senior Executive Vice President
   of "La Caixa"                                of "La Caixa"
Avenida Diagonal, 621-629                    Avenida Diagonal, 621-629
08028 Barcelona, Spain                       08028 Barcelona, Spain
Spanish                                      Spanish

                                                                       Exhibit 1

                      OFFSHORE STOCK SUBSCRIPTION AGREEMENT
                      -------------------------------------



         This Stock Subscription Agreement (the "Agreement", dated 31st July, 2000, is entered into by and between Biomagnetic Technologies, Inc., a California corporation (the "Company"), and the undersigned purchaser (the "Purchaser").

         The Company has offered for sale outside the United States (as such sale is defined in Regulation S ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act")) to the Purchaser and others, shares of its common stock, no par value, pursuant to Regulation S.

         Capitalized terms used herein and not defined herein shall have the meanings given to them in Regulation S.

         The parties hereto agree as follows:

         1.       Purchase and Sale of Shares.

                  (a) Upon the basis of the representations and warranties, and subject to the terms and conditions set forth in this Agreement, the Company covenants and agrees to sell to the Purchaser on the Closing Date (as hereinafter defined), the number of shares of its common stock, no par value, set forth on the signature page hereof (the "Shares"), at a price equal to $0.50 per share (the "Purchase Price"), and upon the basis of the representations and warranties, and subject to the terms and conditions, set forth in this Agreement, the Purchaser covenants and agrees to purchase from the Company on the Closing Date the Shares at the Purchase Price.

                  (b) The Shares that the Purchaser has agreed to purchase from the Company on the Closing Date at the Purchase Price of $0.50 per share are currently authorized shares of the Company's Common Stock. Subsequent to the Closing Date, the Company may, subject to the approval of its shareholders, effectuate a 1-for-10 reverse stock split or such other adjustment as deemed appropriate by the Company's board of directors and shareholders by amending the Company's articles of incorporation.

         2. Closing. The closing of the purchase and sale of the Shares pursuant to Section 1 hereof (the "Closing") shall take place on or before September 21, 1995, at the offices of the Company, located at o (such time and date for the closing, the "Closing Date"). The certificates representing the Shares to be purchased by the Purchaser shall be delivered by, or on behalf of, the Company at the above-mentioned offices, against payment of the Purchase Price therefor in immediately available funds by, or on behalf of, the Purchaser to the Company's account (No. 422709) at Bank Julius Baer & Co., Ltd., New York Branch, 330 Madison Avenue, New York, NY 10017 or as otherwise instructed by the Company. Delivery of such shares shall be in accordance with the instructions of the Purchaser, and in such names as the Purchaser shall instruct, subject to customary settlement procedures.

         3. Representations and Warranties and Covenants of the Company. The Company represents and warrants to, and agrees with, the Purchaser that:

                  (a) Organization and Qualification. Each of the Company and Biomagnetic Technologies GmbH, a corporation organized under the laws of Germany (the "Subsidiary"), is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of the Company and its Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, (i) are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiary taken as a whole, and (ii) could not be reasonably expected to have a material adverse effect on the validity or enforceability of this Agreement or on the ability of the Company to perform its obligations hereunder. Except for the Subsidiary and Magnesensors Inc., the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

                  (b) Absence of Certain Changes or Events. Except as disclosed herein or in the Company SEC Reports (as defined in Section 3(f)) filed prior to the date of this Agreement and except that in March 1997, the Company's common stock was delisted from the NASDAQ National Market and now is quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board, (a) since December 31, 1997, there has not been any change, event or development having, or that could be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiary taken as a whole and
(b) between such date and the date hereof, the Company and its Subsidiary have conducted their respective businesses only in the ordinary course consistent with past practice.

                  (c) Validity of the Agreement. This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity; and the Company has full corporate power and authority necessary to enter into this Agreement and to perform its obligations hereunder.

                  (d) The Shares. The Shares have been duly and validly authorized and on the Closing Date will be duly and validly issued, fully paid and nonassessable.

                  (e) Reporting Company. The Company is a reporting company and has filed all reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the preceding 12 months and has been subject to such filing requirements for the past 90 days. Its common stock is quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board.

                  (f) SEC Reports and Financial Statements. The Company delivered to the Purchaser prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by the Company or its Subsidiary with the Securities and Exchange Commission (the "SEC") since September 30, 1995 (as such documents have since the time of their filing been amended or supplemented, the "Company EC Reports"), which are all the documents (other than preliminary material) that the Company and its Subsidiary were required to file with the SEC since such date.

                  (g) Regulation S (all capitalized terms not defined herein shall have the meanings given to them in Regulation S).

                           (i) The sale of the Shares pursuant to this Agreement will be made in accordance with the provisions and requirements of Regulation S and any applicable state law.

                           (ii) The Company has not offered the Shares to any Person in the United States or to any identifiable groups of U.S. citizens abroad or to any U.S. Person.

                           (iii) No offer to buy the Shares was made to the Company by any Person in the United States or by any U.S. Person.

                           (iv) None of the Company, its Subsidiary, or any Representative has engaged, or will engage, in any Directed Selling Efforts with respect to the Shares.

                           (v) The transactions contemplated by this Agreement
         (A) have not been pre-arranged by the Company with a purchaser which is in the United States or is a U.S. Person; and (B) are not part of a plan or scheme of the Company to evade the registration provisions of the Securities Act.

                           (vi) The Company has not issued, and after the Closing Date will not issue, any stop transfer order or other order impeding the sale and delivery of the Shares except for a stop order restricting the sale of the Shares into the United States or to, or for the account or benefit of, U.S. Persons during the Restricted Period (as hereinafter defined); provided, however, that in the event that the SEC promulgates any revision to, or issues any release reinterpreting, Regulation S which affects this Agreement, the Company may issue such stop transfer order as is necessary to comply with such revision or release.

                           (vii) The Company has not offered to sell or sold any warrants exercisable or convertible into its common stock in a transaction involving Regulation S in the past year; and there are no outstanding warrants exercisable or convertible into its common stock which have been sold in a transaction involving Regulation S.

         4. Representations and Warranties and Covenants of the Purchaser. The Purchaser understands, and represents and warrants to, and agrees with, the Company, that:

                  (a) The Purchaser understands that no federal or state agency has passed on or made any recommendation or endorsement of the Shares.

                  (b) The Purchaser acknowledges that, in making the decision to purchase the Shares, it has relied solely upon independent investigations made by it and not upon any representations made by the Company with respect to the Company or the Shares. The Purchaser acknowledges that it is a sophisticated investor and that an investment of the Shares involves a high degree of risk. The Purchaser further acknowledges that the Purchase Price may or may not exceed the latest publicly quoted per share "asked" price of the Company's common stock.

                  (c) The Purchaser acknowledges that the Company is relying upon the truth and accuracy of the representations, warranties and covenants of the Purchaser made herein in selling the Shares hereunder without registration and in reliance upon Regulation S promulgated under the Securities Act. The Purchaser is familiar with Regulation S and has consulted with legal counsel familiar with Regulation S in connection with this transaction.

                  (d) The Purchaser is not a U.S. Person (as defined in Regulation S) or an affiliate of the Company, and is not acquiring the securities for the account or benefit of any U.S. person.

                  (e) No offer of the Shares was made to the Purchaser in the United States.

                  (f) At the time the offer and buy orders for the Shares were originated, including, without limitation, at the time the Purchaser executed and delivered this Agreement and otherwise subscribed for or agreed to purchase the Shares, the Purchaser was located outside the United States.

                  (g) None of the Purchaser, any affiliate of the Purchaser, or any Person acting on behalf of the Purchaser or any such affiliate has engaged, or will engage, in any Directed Selling Efforts with respect to the Shares; and the Purchaser and its affiliates have complied, and will comply, with the Offering Restrictions (as defined in Regulation S), and any other requirements, of Regulation S.

                  (h) The Purchaser is aware that the Shares have not been and will not be registered under the Securities Act and may only be offered or sold pursuant to registration under the Securities Act or an available exemption therefrom.

                  (i)      The Purchaser:

                           (A) will not, during the period commencing on the Closing Date and ending one year after the Closing Date (the "Restricted Period"), offer or sell the Shares in the United States, to a U.S. Person or for the account or benefit of a U.S. Person or other than in accordance with the provisions of Regulation S (ss. 230.901 through ss. 230.905, and Preliminary Notes);

                           (B) will, after the expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the

         Securities Act or an available exemption therefrom and, in any case, in accordance with applicable state securities laws; and

                           (C) at all times agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act.

                  (j) If the Purchaser offers and sells the Shares during the Restricted Period, then it will do so only in accordance with the provisions of Regulation S, pursuant to registration of the Shares under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act.

                  (k) The transactions contemplated by this Agreement:

                           (A) have not been pre-arranged with a purchaser who is located in the United States or is a U.S. Person; and

                           (B) are not part of a plan or scheme or evade the registration provisions of the Securities Act.

                  (l) The Purchaser is purchasing the Shares for its own account for the purpose of investment and not (A) with a view to, or for sale in connection with, any distribution thereof or (B) for the account or on behalf of any U.S. Person. The Purchaser understands, acknowledges and agrees that it must bear the economic risk of its investment in the Shares for an indefinite period of time and that prior to any offer or sale of such securities, the Company may require, as a condition to effecting a transfer of the Shares, an opinion of counsel to Purchaser, acceptable to the Company, as to the registration or exemption therefrom under the Securities Act.

                  (m) The Purchaser was not formed specifically for the purpose of acquiring the Shares purchased pursuant to this Agreement, and if a corporation, all corporate action on its part, necessary for the authorization, execution, delivery and performance of the Purchaser's obligations under this Agreement has been or shall be taken prior to the closing of this transaction, and this Agreement, when executed and delivered, shall constitute a valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

                  (n) If the purchaser is a corporation or trust or other entity, the officer or trustee or other person executing this Agreement represents and warrants that he or she is duly authorized to so sign this Agreement and to consummate the transactions contemplated hereby and that the Purchaser is authorized by its governing documents to make this investment. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares, and it is able to bear the economic risk of losing up to the entire amount of its investment therein.

                  (o) Neither the Purchaser nor any of its affiliates directly or indirectly have within the past ninety (90) days nor will such persons for a period of one year from the Closing directly or indirectly enter into any short selling of any equity security of the Company (including, without limitation, the common stock of the Company) or any hedging transaction with respect to any equity security of the Company, including without limitation, puts, calls, or other option transactions, option writing and equity swaps, unless in compliance with the Securities Act.

                  (p) Purchaser understands and agrees that each certificate or other document evidencing any of the Shares shall be endorsed with the legends set forth below, and the Purchaser covenants that the Purchaser shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate and understands that the Company shall refuse to register any transfer of Shares not complying with the following legend:

                           (i) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (the "SECURITIES ACT"), AND HAVE BEEN SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT ("REGULATION S"). THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATIONS S (ss. 230.901 THROUGH ss. 230.905, AND PRELIMINARY NOTES), PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE SECURITIES ACT OR ANOTHER AVAILABLE EXEMPTION THEREFROM, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

                           (ii) "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER CONTAINED IN A CERTAIN OFFSHORE STOCK SUBSCRIPTION AGREEMENT, AS AMENDED FROM TIME TO TIME. THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE."

                           (iii) Any other legend required by law.

                  (q) Purchaser represents that, on the basis of any actions and agreements by it, except as expressly agreed to in writing by the Company, there are no brokers or finders entitled to compensation in connection with the sale of the Shares to the Purchasers.

                  (r) Purchaser understands that as a result of the purchase of the Shares hereunder, Purchaser may be subject to certain reporting requirements, including without limitation, the filing of reports pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, immediately following the Closing. Purchaser agrees to comply with and consult with independent counsel regarding any such obligations.

                  (s) Purchaser understands and agrees that pursuant to Regulation S, each distributor selling securities to a distributor, a dealer (as defined in section 2(a)(12) of the Securities Act), or a person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of a one-year distribution compliance period, must send a conformation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

                  (t) Purchaser has received and reviewed the capitalization and option vesting table attached hereto as Schedule A, updated as of May 15, 1998, and incorporated herein by this reference.

         5. Additional Covenants of the Company. The Company covenants and agrees with the Purchaser as follows:

                  (a)  Regulation S.  The Company shall:

                           (i) continue to comply with all applicable reporting requirements of this Exchange Act;

                           (ii) refrain from offering to sell or selling any shares of common stock, or warrants or other securities convertible into its common stock, in a transaction involving Regulation S for a period of 180 days following the Closing Date;

                           (iii) ensure that all Offering Restrictions applicable to the sale of Shares pursuant to this Agreement are thoroughly implemented, complied with and satisfied; and

                           (iv) refrain from engaging in any Directed Selling Efforts with respect to the Shares.

                  (b) Ordinary Course. Until the Closing, the Company and its Subsidiary shall conduct their respective businesses only in, and neither the Company nor its Subsidiary shall take any action except in the ordinary course consistent with past practice.

         6. Additional Covenants of the Purchaser. The Purchaser covenants and agrees that at all times prior to the Closing and thereafter, the Purchaser will hold, and will use its best efforts to cause its Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable Laws of Governmental or Regulatory Authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of Governmental or Regulatory Authorities), or
(ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning trade secrets of the Company and its Subsidiary furnished to it by the Company or its Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (A) previously known by the Purchaser or its Representatives, (B) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of the Purchaser and its Representatives or (C) later acquired by the Purchaser or its Representatives from another source, provided that such source is under no obligation to keep such documents and information confidential. In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company, the Purchaser will, and will cause its Representatives to, promptly (and in no event later than five (5) days after such request) redeliver or cause to be redelivered all copies of such documents and information furnished by the Company or its Representatives to the Purchaser and its Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the Purchaser or its Representatives.

         7. Fees and Expenses. Except as set forth in Section 12(b), each of the Purchaser and the Company agrees to pay its own expenses incident to the performance of its obligations hereunder, including, but not limited to, the fees, expenses and disbursements of such party's counsel.

         8. Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below:

                  (a) "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any state, county, city or other political subdivision.

                  (b) "Law" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

                  (c) "Lien" means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

                  (d) "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

                  (e) "Representative" means any officer, director, employee, investment banker, financial advisor, attorney, accountant, agent or other Person retained by or acting for or on behalf of the Company or its Subsidiary or the Purchaser.

         9.       Indemnification.

                  (a) In the event the Purchaser becomes involved in any capacity in any action, proceeding or investigation in connection with any matter referred to or relating to this Agreement (except as expressly provided for in paragraph (c) or this Section 9), the Company will reimburse the Purchaser for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred, and will indemnify and hold the Purchaser harmless from and against any losses, claims, damages or liabilities to which it may become subject in connection with any such action, proceeding, investigation or matter, unless such expenses, loss, claim, damage or liability results primarily from the Purchaser's gross negligence, recklessness or bad faith in connection with the subject of this Agreement.

                  (b) In the event that the Company becomes involved in any capacity to any action, proceeding or investigation in connection with any matter referred to or relating to this Agreement (except as expressly provided for in paragraph (c) of this Section 9), the Purchaser will reimburse the Company for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred, and will indemnify and hold the Company harmless from and against any losses, claims, damages or liabilities to which it may become subject in connection with any such action, proceeding, investigation or matter, to the extent, but only to the extent, that such loss, claim, damage or liability results primarily from the Purchaser's gross negligence, recklessness or bad faith in connection with the subject of this Agreement.

                  (c) Promptly after receipt by an indemnified party under this
Section 9 of notice of the commencement of any action, such indemnified party shall notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have pursuant to this Section 9 unless, due to the failure to be so notified, the indemnifying party is unable to contest the losses or claims indemnified against, and such omission shall in no event relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 9. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may elect by written notice delivered to such indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, be counsel to the indemnifying party); provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assert such legal defenses and otherwise to participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel for each indemnified party, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; provided further, however, that , if clause (i) or (ii) is applicable, such liability shall be only in respect of the counsel referred to in such clauses (i) or (iii).

         10. Survival of the Representations, Warranties, etc. The respective agreements, representations, warranties, indemnities and other statements made by or on behalf of the Company and the Purchase, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the other party to this Agreement or any officer, director or employee of, or Person controlling or under common control with, such party and will survive delivery of and payment for the Shares.

         11. Notices. All communications hereunder shall be in writing, and, if sent to the Purchaser shall be sufficient in all respects if delivered, sent by registered United States mail, or by telecopy and confirmed to the Purchaser at:

             The address or telecopier number shown on the counterpart signature page of this Agreement:

or, if sent to the Company, shall be delivered, sent by registered United States mail or by telecopy and confirmed to the Company at:

             Mr. D. Scott Buchanan
             President and CEO
             Biomagnetic Technologies, Inc.
             9727 Pacific Heights Boulevard
             San Diego, CA 92121
             Telecopy:  (619) 458-5698

         12. Termination.

             (a) This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

                           (i) at any time before the Closing, by mutual written agreement of Company and the Purchaser;

                           (ii) at any time before the Closing, by the Company or the Purchaser, in the event (A) of a material breach hereof by the non-terminating party if such non-terminating party fails to cure such breach within ten (10) business days following notification thereof by the terminating party or (B) 10 business days after notification of the non-terminating party's obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party; provide, that the other party may within such ten (10) business days sure by satisfying or demonstrating the satisfiability of such condition; or

                           (iii) at any time after September 21, 1998 by the Company.

               (b) If this Agreement is validly terminated pursuant to
Section 12(a), this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Company or the Purchaser (or any of their respective officers, directors, employees, agents or other representatives or affiliates), except as provided in the next succeeding sentence and except that the provision with respect to confidentiality in
Section 6 and expenses in Section 7 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 12(a), the Company will remain liable to the Purchaser for any breach of this Agreement by the Company existing at the time of such termination, and the Purchaser will remain liable to the Company for any breach of this Agreement by the Company existing at the time of such termination, and the Purchaser will remain liable to the Company for any breach of this Agreement by the Purchaser existing at the time of such termination, and the Company or the Purchaser may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.

         13.      Miscellaneous.

                  (a) This Agreement may be executed in one or more counterparts and it is not necessary that signatures of all parties appear on the same counterpart, but such counterparts together shall constitute but one and the same agreement.

                  (b) This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective successors and, with respect to Section 9 hereof, the officers, directors and controlling Persons thereof and each Person under common control therewith, and no other Person shall have any right or obligation hereunder.

                  (c) This Agreement shall be governed by, and construed in accordance with, the laws of the State of California and the United States, without regard to conflicts of law principles.

                  (d) The headings of the sections of this document have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

                  (e) The Company may reject this subscription, or any subscription for any reason or no reason, in its absolute discretion and without incurring any liability to Purchaser.

                  (f) This Agreement states and comprises the entire agreement between the parties and shall supersede and replace any and all prior agreements between the parties and may be amended only by written instrument signed by both parties.

                  (g) If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  (h) Each party to this Agreement shall use its best efforts to cause the Closing to occur and shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  (i) All references to "dollars" or "S" in this Agreement shall be deemed to refer to United States dollars.

                  (j) If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which party may be entitled.

         IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, all as of the day and year first above written.

                                                  BIOMAGNETIC TECHNOLOGIES, INC.



                                                  By:
                                                     ---------------------------
                                                       D. Scott Buchanan
                                                       President and CEO

PURCHASER:

         CAJA DE AHORROS Y PENSIONES DE BARCELONA
--------------------------------------------------------------------------------
Print name of Purchaser. If a corporation, the appropriate officer or officers must sign.


         Ten Million Shares (10,000,000 Shares)
--------------------------------------------------------------------------------
Number of Shares (of the Company's common stock, no par value) subscribed for


         Avenida Diagonal, 621-629  08028 Barcelona (SPAIN)
--------------------------------------------------------------------------------
Print name of Purchaser. If a corporation, the appropriate officer or officers must sign.


--------------------------------------------------------------------------------
Address of Purchaser.


--------------------------------------------------------------------------------
Address of Purchaser (continued)


         (34) 93.404.71.62
--------------------------------------------------------------------------------
Telephone Number of Purchaser.


         (34) 93.404.63.63
--------------------------------------------------------------------------------
Telecopy Number of Purchaser.


--------------------------------------------------------------------------------
Signature(s)


--------------------------------------------------------------------------------
Print name(s) and title(s)

         ANTONIO BAUFAU NIUBC
         DIRECTOR GENERAL A EJECUTIVE


                               [SIGNATURE PAGE FOR
                     OFFSHORE STOCK SUBSCRIPTION AGREEMENT]

                                                                       Exhibit 2

            English language summary of July 31, 2000 share transfer


The Board of Directors meeting of Caja de Ahorros y Pensiones de Barcelona, "La Caixa", held on May 25, 2000 passed the resolution to create a new holding company within "La Caixa" Group which shall hold the direct stake of "La Caixa" in certain Spanish and foreign companies, including 4-D Neuroimaging, Inc., which constitute a material portion of the portfolio of "La Caixa".

The new holding company, Caixa Holding, S.A., received on July 31, 2000 the aforementioned stakes by means of a contribution in kind made by "La Caixa". In exchange for the said contribution, "La Caixa" received 2,625,000,000 newly issued shares of Caixa Holding, S.A.

The contribution of the shares of 4-D Neuroimaging, Inc. from "La Caixa" to Caixa Holding, S.A. was formalized on July 31, 2000 by virtue of a public deed granted before the Notary Public of Barcelona Mr Tomas Gimenez Duart.